UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 4, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following document is being submitted herewith:
• Press Release dated December 21, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 4, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, December 21, 2009 — Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its January 1, 2010 rates. The changes are primarily due to an increase in the cost of transporting natural gas from Western Canada and the United States to Ontario.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in an increase of approximately $23 annually. There is also a Gas Cost Adjustment Refund of about $101 during the next three months for typical residential customers who buy their natural gas from Enbridge Gas Distribution.
For typical residential customers who buy their gas supply from a marketer, but receive their transportation from Enbridge, the changes will result in an increase of about $20 annually.
Enbridge Gas Distribution’s Gas Supply Charge has changed slightly from 19.86 cents per cubic metre (¢/m3) to 19.96 ¢/m. The Gas Cost Adjustment Refund that will be in effect until March 31, 2010 is 7.05 ¢/m3. This results in an effective Gas Supply Charge of 12.91 ¢/m3.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Gas Cost Adjustment.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 43 per cent less expensive than electricity and 41 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information go to www.enbridgegas.com.
Please see the attached backgrounder for more information about Enbridge Gas Distribution’s prices.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from February 2005 to January 2010. Natural gas prices based on Enbridge Gas Distribution’s January 2010 prices. Electricity prices based on Toronto Hydro rates that went into effect November 2009 and are approved by the Ontario Energy Board. Oil prices are based on rates as of October 2009. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com